Media Release

Simon Thompson to succeed Jan du Plessis as chairman

4 December 2017

Rio Tinto has appointed Simon Thompson as chairman. Mr Thompson, who joined the Rio Tinto board as a non-executive director in 2014, will become chairman on 5 March 2018. He succeeds Jan du Plessis who will step down as chairman and from the Rio Tinto board on the same date after serving almost nine years as chairman.

Mr Thompson has over 20 years’ experience working across five continents in the mining and metals industry. From 1995 to 2007, he worked for the Anglo American group, holding a number of senior positions, including executive director of Anglo American plc, chief executive of the Base Metals Division, chairman of the Exploration Division, and chairman of Tarmac. His experience as a non-executive director includes serving on the boards of AngloGold Ashanti, Rusal and Newmont Mining Corporation.

Mr Thompson has been chairman of 3i Group plc since 2015 and was chairman of Tullow Oil plc from 2012 to 2017. Earlier in his career, he held investment banking positions at S.G. Warburg and N M Rothschild.

Rio Tinto senior independent director Ann Godbehere said “The Rio Tinto board would like to thank Jan for his significant contribution as chairman of Rio Tinto. He led the board during considerable transformation of the company.

“The board is delighted to have appointed Simon to chair Rio Tinto. He brings to the role a deep understanding of the mining industry, as well as a strong track record as a non-executive.”

Simon Thompson said “I am honoured to accept this role and to succeed Jan as chairman. Rio Tinto is in great shape, with a strong management team, world-class assets and a successful strategy. I look forward to leading the board as we work with J-S and his team to ensure that Rio Tinto continues to deliver superior returns for its shareholders by maintaining its capital discipline and ‘value-over-volume’ approach”.

Rio Tinto chairman Jan du Plessis said "I am really pleased to be succeeded by Simon, especially given how closely we have worked together since he joined the board some three years ago. I wish him the very best. I am handing over the baton at a time when the business is in great shape and Rio Tinto has the strongest balance sheet in the sector”.

Upon assuming the role of chairman, Mr Thompson will step down as chairman of the Rio Tinto remuneration committee and will also cease to be a member of the audit committee. Sam Laidlaw, who previously chaired the remuneration committee at HSBC Holdings plc, will succeed Mr Thompson as chair of the Rio Tinto remuneration committee with effect from 5 March 2018.

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